EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.66 for the year ended December 31, 2008 were calculated by dividing net income available to common shareholders of $3.3 million for the period January 1, 2008 to December 31, 2008 by the weighted-average number of common shares outstanding of 4,915,350.

Diluted earnings per common share of $0.66 for the year ended December 31, 2008 were calculated by dividing net income available to common shareholders of $3.3 million for the period January 1, 2008 to December 31, 2008 by the weighted-average number of diluted potential common shares outstanding of 4,916,876.